

Mail Stop 3561

February 24, 2010

<u>Via U.S. Mail</u>

Mr. Steven Santo, Chief Executive Officer
Avantair, Inc.
4311 General Howard Drive
Clearwater, Florida 33762

> **Re: Avantair, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed September 28, 2008**
> **File No. 000-51115**

Dear Mr. Santo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief